                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.       Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NEUROCHEM INC.
October 16, 2006

                                   By:   /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                              NEUROCHEM INC.
                                              275 Armand-Frappier Blvd.
[NEUROCHEM (logo)]                            Laval, Quebec, Canada H7V 4A7

FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------

             NEUROCHEM SUBMITS A COMPLETE RESPONSE TO FDA APPROVABLE
                              LETTER FOR KIACTA(TM)


ECUBLENS, SWITZERLAND, OCTOBER 16, 2006 -- Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), announces today that it has submitted a complete response to the U.S. Food and Drug Administration's (FDA) August 2006 approvable letter for KIACTA(TM). The Company is seeking marketing approval of its investigational product candidate KIACTA(TM) (eprodisate; formerly FIBRILLEX(TM)) for the treatment of Amyloid A (AA) amyloidosis. Today, there is still no specific treatment for AA amyloidosis, a deadly disease which often destroys kidney function.

The complete response includes the data on safety and efficacy from a follow-up of all 183 patients who were enrolled in the Phase II/III clinical trial. Following the suggestion of the FDA in its approvable letter, Neurochem successfully retrieved the most recent health information (i.e. dialysis/end stage renal disease (ESRD) or death from all causes, regardless of when the clinical event occurred) for all 183 study subjects, including patients currently enrolled in the open-label extension study and all patients who discontinued their participation in the study. The median time of follow-up was approximately 36 months.

The statistical methodology, as discussed with the FDA, includes the analysis (log-rank test) to compare the time required to progress to dialysis/ESRD and to progress to a composite endpoint of dialysis/ESRD or death (all causes) between the two groups originally randomized to either KIACTA(TM) or placebo(1). The results of the follow-up analysis included in the complete response are the following:

     o    Fewer patients progressed to dialysis/ESRD in the KIACTA(TM) group
          (18), versus in the placebo group (32). The Kaplan-Meier plot and log-rank analysis(2) showed that it took longer for the KIACTA(TM) group to progress to dialysis/ESRD than the placebo group (log-rank test; p-value of 0.018).

     o The follow-up analysis on the composite endpoint of dialysis/ESRD or death was also in favor of the KIACTA(TM) group as fewer patients (32) progressed to dialysis/ESRD or death versus the placebo group (44). The Kaplan-Meier plot and log-rank analysis showed that it also took longer for the KIACTA(TM) group to progress to dialysis/ESRD or death than the placebo group (log-rank test; p-value of 0.062).

          The follow-up analysis also showed that 56 patients progressed to death from all causes: 25 patients were from the group originally randomized to KIACTA(TM) and 31 patients were from the group originally randomized to placebo.

     o The updated safety information shows that KIACTA(TM) continues to be safe and tolerated over long-term exposure in the two groups (originally randomized to KIACTA(TM) or placebo).

"Taken together with the results already submitted in the original NDA, which included the double-blind phase and one year of the extension phase of the trial, the results from the follow-up analysis continue to provide evidence of the benefit of KIACTA(TM) for the treatment of AA amyloidosis and KIACTA(TM)'s favorable effect on slowing the progression of renal impairment," said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem Inc.



ABOUT THE REGULATORY APPLICATIONS

UNITED STATES

Neurochem previously filed a New Drug Application with the FDA for KIACTA(TM) for the treatment of AA amyloidosis in February 2006 and received an approvable letter in August 2006.

As previously reported, in its action letter (approvable letter), the FDA requested additional efficacy information, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive.(3)

EUROPE

In September 2006, Neurochem announced that its Marketing Authorization Application (MAA) for KIACTA(TM) had been validated by the European Medicines Agency, confirming that the regulatory review had started. The Company is seeking marketing approval of KIACTA(TM) for the treatment of AA amyloidosis in the European Union (EU).

The MAA for KIACTA(TM) will be reviewed under the Centralized Procedure, where marketing authorization is applied for all EU Member States (numbering 25 countries today), plus Norway and Iceland.

Neurochem has an exclusive collaboration and distribution agreement for KIACTA(TM) with Centocor, Inc. Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea which remain with Neurochem. KIACTA(TM) is a trademark of Centocor, Inc.

ABOUT KIACTA(TM)

KIACTA(TM) was investigated in a landmark international, randomized, double-blind, placebo-controlled, and parallel-designed clinical trial in which 183 AA amyloidosis patients were enrolled at 27 sites around the world. Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving KIACTA(TM) for more than five years.

KIACTA(TM) has received Orphan Drug Designation in the U.S. and has been designated as an Orphan Medicinal Product in Europe, which normally provide seven and ten years of market exclusivity, respectively, upon regulatory approval.

ABOUT AMYLOID A (AA) AMYLOIDOSIS

A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected and progression to dialysis /ESRD is the most common clinical manifestation in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at www.neurochem.com.

(1) It is important to note that all patients who completed the Phase II/III clinical trial were eligible to participate in the open-label extension study and all received KIACTA(TM).

(2) The Kaplan-Meier method is a nonparametric technique for estimating time-related events. It estimates the cumulative probability of individuals remaining free of the endpoint at any time after baseline. It is especially applicable when length of follow-up varies from patient to patient. The log-rank test compares events occurring at all time points on the Kaplan-Meier curve.

(3) Source: Neurochem press release, August 11, 2006.

This news release contains forward-looking statements regarding eprodisate (KIACTA(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. There is no certainty that regulators will ultimately approve eprodisate (KIACTA(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neither Neurochem Inc., nor Neurochem (International) Limited undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Please see Neurochem Inc.'s Annual Information Form for further risk factors that might affect Neurochem Inc., Neurochem (International) Limited and their respective businesses.